As filed with the Securities and Exchange Commission on February 6, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Sun Bancorp, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	52-1382541
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

226 Landis Avenue

Vineland, NJ 08360

(856) 691-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas X. Geisel

President and Chief Executive Officer

226 Landis Avenue

Vineland, NJ 08360

(856) 691-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John J. Spidi, Esq.

Malizia Spidi & Fisch, PC

901 New York Avenue, N.W., Suite 210 East

Washington, D.C. 20001

(202) 434-4660

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of Registration Fee (3)
Fixed Rate Cumulative Perpetual Preferred Stock, Series A (2)	89,310 shares	$1,000.00	$89,310,000	$4,983.50
Depositary Shares (2)	--	--	--	$ --
Common Stock (3)	1,543,376 shares	$8.68 (4)	$13,396,504	$ 747.52
Warrants (3)	--	--		$ --
Total	--		$102,706,504	$5,731.02
(1)

Represents the liquidation preference amount per share of the preferred stock being registered for resale (the “Series A Preferred Stock”), which we sold to the United States Department of the Treasury (“Treasury”) pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program.

(2)

In the event Treasury requests that we deposit the shares of Series A Preferred Stock with a depositary pursuant to a depositary arrangement, depositary shares evidencing fractional shares of the Series A Preferred Stock may be sold pursuant to this registration statement in lieu of whole shares of Series A Preferred Stock.

(3)

The registration fee for the Series A Preferred Stock is calculated in accordance with Rule 457(a). The shares of common stock being registered are purchasable upon exercise of the warrants being registered, which we issued to Treasury concurrent with the sale of the Series A Preferred Stock to Treasury described in footnote (1). In addition to the number of shares of common stock stated in the table above, there is registered, pursuant to Rule 416, such number of additional shares of common stock, of a currently undeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain other anti-dilution provisions set forth in the warrants. Pursuant to Rule 457(g), no additional fee is payable for the warrants.

(4)	Calculated in accordance with Rule 457(g) based on the per share exercise price of the Warrant of $8.68.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus, dated February 6, 2009

PROSPECTUS

Sun Bancorp, Inc.

89,310 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A,

Liquidation Preference Amount $1,000 Per Share

(or Depositary Shares Evidencing Fractional Interests in Such Shares)

1,543,376 Shares of Common Stock and a Warrant to Purchase Such Shares

This prospectus relates to (i) 89,310 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference amount $1,000 per share, or, in the event such shares are deposited with a depositary as described in this prospectus, depositary shares evidencing fractional interests in such shares, (ii) a warrant, or portions thereof, which expires on January 9, 2019, to purchase 1,543,376 shares of our common stock at an exercise price of $8.68 per share, subject to adjustment as described in this prospectus, and (iii) the shares of our common stock which may be purchased upon exercise of the warrant. The shares of the Series A Preferred Stock and the warrant were issued by us on January 9, 2009 to the United States Department of the Treasury as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended.

The selling securityholders who may sell or otherwise dispose of the securities offered by this prospectus include Treasury and any other holders of the securities covered by this prospectus to whom Treasury has transferred its registration rights in accordance with the terms of the securities purchase agreement between us and Treasury. The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions, if any. We will not receive any proceeds from the sale of securities by the selling securityholders.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SNBC.” On __________, 2009, the closing sale price of our common stock on the Nasdaq Global Select Market was $_____ per share. Neither the Series A Preferred Stock nor the warrant is currently listed on any established securities exchange or quotation system and we do not intend to seek such a listing for these securities unless we are requested to do so by the United States Department of the Treasury.

On ___________, 2009, the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was approximately $_____ million.

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in the securities offered by this prospectus involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________________, 2009

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY

RISK FACTORS

USE OF PROCEEDS

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

DESCRIPTION OF SERIES A PREFERRED STOCK

DESCRIPTION OF DEPOSITARY SHARES

DESCRIPTION OF WARRANT

DESCRIPTION OF CAPITAL STOCK

SELLING SECURITYHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this process, the selling securityholders may from time to time sell or otherwise dispose of the securities described in this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

All references in this prospectus to “we,” “us,” “our” or similar references mean Sun Bancorp, Inc. and its consolidated subsidiaries and all references in this prospectus to “Sun Bancorp” or the “Company” mean Sun Bancorp, Inc. excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires. When we refer to “Sun Bank” in this prospectus, we mean our subsidiary, Sun National Bank, which is a national bank. We sometimes refer to Sun National Bank as the “Bank.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the forward-looking statements, including:

•	the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	the overall quality of the composition of our loan and securities portfolios;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;

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•

results of examinations of the Bank by the Office of the Comptroller of the Currency (“OCC”), including the possibility that the OCC may, among other things, require us to increase our allowance for loan losses or to write-down assets;

•	our ability to control operating costs and expenses;

•	our ability to manage loan delinquency rates;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	increased competitive pressures among financial services companies;

•	changes in consumer and business spending, borrowing and savings habits and demand for financial services in our market area;

•	legislative or regulatory changes that adversely affect our business;

•

monetary and fiscal policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Government and other governmental initiatives affecting the financial services industry;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;

•	war or terrorist activities; and

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus and the incorporated documents and in our other filings with the SEC.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, unless otherwise required to do so by law or regulation. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus, and the information we later file with the SEC that is incorporated by reference in this prospectus will automatically update information previously contained in this prospectus and any incorporated document. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed modified or superseded to the extent that a later statement contained in this prospectus or in an incorporated document modifies or supersedes such earlier statement.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC (excluding any portion of these documents that has been furnished to and deemed not to be filed with the SEC):

Report(s)	Period(s) of Report(s) or Date(s) Filed
• Annual Report on Form 10-K	For the fiscal year ended December 31, 2007

• Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008

• Current Reports on Form 8-K

Dated January 22, 2008, January 22, 2008, April 7, 2008, April 14, 2008, April 29, 2008, July 2, 2008, July 21, 2008, July 28, 2008, October 27, 2008, November 26, 2008, January 9, 2009 and January 27, 2009

We also incorporate by reference any future documents we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any document or portion thereof that has been furnished to and deemed not to be filed with the SEC. In addition, we incorporate by reference the description of our common stock contained in our Registration Statement on Form 10 we filed with the SEC on June 28, 1996, and amended on August 6, 1996.

These documents are available without charge to you on the Internet at www.sunnb.com or if you call or write to: Investor Relations, Sun Bancorp, Inc., 226 Landis Avenue, Vineland, New Jersey 08360 (856) 691-7700. Our periodic reports are also available on our website at www.sunnb.com. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

We have also filed a registration statement with the SEC relating to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference in the registration statement and its exhibits. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC as described above. The registration statement may contain additional information that may be important to you.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus.

Sun Bancorp, Inc.

Sun Bancorp, Inc. (the “Company”), a New Jersey corporation, is a bank holding company headquartered in Vineland, New Jersey. The Company’s principal subsidiary is Sun National Bank (“Sun Bank” or the “Bank”). At September 30, 2008, the Company had total assets of $3.4 billion, total deposits of $2.9 billion and total shareholders’ equity of $357.3 million. The Company’s principal business is to serve as a holding company for the Bank. As a registered bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). At September 30, 2008, the Company had 656 full-time and 115 part-time employees. As of September 30, 2008, the Company had 62 Community Banking Centers in southern and central New Jersey, exclusive of the six Community Banking Centers in Delaware that were under agreement to be sold as of September 30, 2008. The sale of these offices subsequently closed on October 24, 2008.

Through the Bank, the Company provides a full range of commercial and retail banking services. The Company’s lending services to businesses include term loans and lines of credit, mortgage loans, construction loans, and equipment leasing. The Company is a Preferred Lender with both the Small Business Administration (“SBA”) and the New Jersey Economic Development Authority. The Company’s commercial deposit services include business checking accounts and cash management services such as electronic banking, sweep accounts, lockbox services, internet banking, PC banking, remote deposit and controlled disbursement services. The Company’s lending services to consumers include residential mortgage loans, residential construction loans, second mortgage loans, home equity loans and installment loans. The Company’s consumer deposit services include checking accounts, savings accounts, money market deposits, certificates of deposit and individual retirement accounts. In addition, the Company offers mutual funds, securities brokerage, annuities and investment advisory services through a third-party arrangement.

The Company’s website address is www.sunnb.com. The Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by the Company with the Securities and Exchange Commission are available free of charge on the Company’s website under the Investor Relations menu. Information on our website should not be treated as part of this prospectus.

Securities Being Offered

On January 9, 2009, pursuant to the Troubled Asset Relief Program Capital Purchase Program (“TARP”) of the United States Department of the Treasury (“Treasury”), we sold to Treasury 89,310 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), liquidation preference amount $1,000 per share, for an aggregate purchase price of $89.3 million, and concurrently issued to Treasury a ten-year warrant to purchase up to 1,543,376 shares of our common stock at an exercise price of $8.68 per share. The issuance of the Series A Preferred Stock and the warrant were completed in a private placement to Treasury exempt from the registration requirements of the Securities Act of 1933. We were required under the terms of the related securities purchase agreement between us and Treasury to register for resale the shares of the Series A Preferred Stock, the warrant and the shares of our common stock underlying the warrant. This registration includes depositary shares, representing fractional interests in the Series A Preferred Stock, which may be resold pursuant to this prospectus in lieu of whole shares of Series A Preferred Stock in the event Treasury requests that we deposit the Series A Preferred Stock held by Treasury with a depositary under a depositary arrangement entered into in accordance with the securities purchase agreement. See “Description of Depositary Shares.” The terms of the Series A Preferred Stock, the warrant and our common stock are described under “Description of Series A Preferred Stock,” “Description of Warrant,” and “Description of Capital Stock.” The securities purchase agreement between us and Treasury was attached as Exhibit 10.1 to our Current Report on Form 8-K filed dated January 9, 2009, and incorporated into this prospectus by reference. See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities is subject to certain risks. Before you invest in our securities, in addition to the risk factors set forth below and other information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in any prospectus supplement, as well as our most recent Annual Report on Form 10-K, and in any of our subsequent reports that we have made or will make with the SEC under the Exchange Act which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In that event, the value of our securities could decline, and you may lose all or part of your investment. The risks discussed below or incorporated by reference herein also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Risks Related to Our Business

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008 (the “EESA”) which, among other measures, authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or “TARP.” The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the TARP Capital Purchase Program, Treasury is purchasing equity securities from participating institutions. The Series A Preferred Stock and warrant offered by this prospectus were issued by us to Treasury pursuant to the TARP Capital Purchase Program. The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

The EESA followed, and has been followed by, numerous actions by the Board of Governors of the Federal Reserve System, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

In addition, the Internal Revenue Service (“IRS”) has issued an unprecedented wave of guidance in response to the credit crisis, including a relaxation of limits on the ability of financial institutions that undergo an “ownership change” to utilize their pre-change net operating losses and net unrealized built-in losses. The relaxation of these limits may make significantly more attractive the acquisition of financial institutions whose tax basis in their loan portfolios significantly exceeds the fair market value of those portfolios.

On October 14, 2008, the FDIC announced the establishment of a temporary liquidity guarantee program to provide full deposit insurance for all non-interest bearing transaction accounts and guarantees of certain newly issued senior unsecured debt issued by FDIC-insured institutions and their holding companies. Insured institutions were automatically covered by this program from October 14, 2008 until December 5, 2008, unless they opted out prior to that date. Under the program, the FDIC will guarantee timely payment of newly issued senior unsecured debt issued on or before June 30, 2009. The debt includes all newly issued unsecured senor debt including promissory notes, commercial paper and inter-bank funding. The aggregate coverage for an institution may not exceed 125% of its debt outstanding on September 30, 2008 that was scheduled to mature before June 30, 2009, or, for certain insured institutions, 2% of liabilities as of September 30, 2008. The guarantee will extend to June 30, 2012 even if the maturity of the debt is after that date. The Bank elected to participate in both parts of the temporary liquidity guarantee program.

The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Difficult market conditions and economic trends have adversely affected our industry and our business.

We are particularly exposed to downturns in the U. S. housing market. Dramatic declines in the housing market over the past year, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits or borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult market conditions will improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the industry. In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•	Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions.

•

We also may be required to pay even higher Federal Deposit Insurance Corporation premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

•

Our ability to borrow from other financial institutions or the Federal Home Loan Bank on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events.

•	We may experience a decrease in dividend income from our investment in Federal Home Loan Bank stock.

•	We may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition, results of operations and cash flows.

The market value of our securities portfolio may be impacted by the level of interest rates and the credit quality and strength of the underlying issuers.

If a decline in market value of a security is determined to be other than temporary, under generally accepted accounting principles, we are required to write these securities down to their estimated fair value. As of December 31, 2008, we owned two pooled trust preferred securities classified as available for sale with an aggregate historical cost of $9.0 million and an estimated fair value of $1.5 million. During the quarter ended December 31, 2008, these securities were determined to be other than temporarily impaired and, as a result, a charge of $7.5 million was incurred during the quarter. In addition, as of December 31, 2008, we had two single trust-preferred securities with an original cost basis of $20 million and an estimated fair value of $10.3 million and a pooled trust-preferred security with an original cost basis of $8.8 million and an estimated fair value of $2.7 million, both classified as available for sale. We have reviewed these securities and determined that the decreases in estimated fair value are temporary. We perform an ongoing analysis of these securities. Future changes in interest rates or the credit quality and strength of the underlying issuers may reduce the market value of these and other securities. If such decline is determined to be other than temporary, we will write them down through a charge to earnings to their then current fair value.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in our recent offering

We may not be able to immediately deploy all of the capital raised in the recent sale of the Series A Preferred Stock to the Treasury. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Risks Related to the Series A Preferred Stock

The Series A Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series A Preferred Stock; and the Series A Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of the Series A Preferred Stock are equity interests in Sun Bancorp and do not constitute indebtedness. As such, the Series A Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on Sun Bancorp with respect to assets available to satisfy claims on Sun Bancorp, including in a liquidation of Sun Bancorp. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series A Preferred Stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, (2) as a New Jersey corporation, we may not pay dividends if, after giving effect thereto, we would not be able to pay our debts as they come due in the usual course of business, or our total assets would be less than our total liabilities; and (3) we may not pay dividends on our capital stock if we are in default on certain indebtedness or have elected to defer payments of interest on our subordinated indebtedness.

Sun Bancorp is an entity separate and distinct from its principal subsidiary, Sun Bank, and derives substantially all of its revenue in the form of dividends from that subsidiary. Accordingly, Sun Bancorp is and will be dependent upon dividends from the Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on the Series A Preferred Stock and its common stock. The Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the Bank is unable to pay dividends to Sun Bancorp, Sun Bancorp may not be able to pay dividends on the Series A Preferred Stock. Also, Sun Bancorp’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

In addition, the Series A Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series A Preferred Stock or to which the Series A Preferred Stock will be structurally subordinated.

An active trading market for the Series A Preferred Stock may not develop.

The Series A Preferred Stock is not currently listed on any securities exchange and we do not anticipate listing the Series A Preferred Stock on an exchange unless we are requested to do so by Treasury pursuant to the securities purchase agreement between us and Treasury. There can be no assurance that an active trading market for the Series A Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Series A Preferred Stock may be adversely affected.

The Series A Preferred Stock may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the shares of Series A Preferred Stock then outstanding, voting together as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Series A Preferred Stock. The terms of any such future preferred stock expressly senior to the Series A Preferred Stock may restrict dividend payments on the Series A Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series A Preferred Stock have been paid for the relevant periods, no dividends will be paid on the Series A Preferred Stock, and no shares of the Series A Preferred Stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series A Preferred Stock not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series A Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series A Preferred Stock have limited voting rights.

Unless and until we are in arrears on our dividend payments on the Series A Preferred Stock for six dividend periods, whether or not consecutive, the holders of the Series A Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series A Preferred Stock and certain other matters and except as may be required by New Jersey law. If dividends on the Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on the Sun Bancorp Board of Directors will automatically increase by two and the holders of the Series A Preferred Stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Series A Preferred Stock—Voting Rights.” Based on the current number of members of the Sun Bancorp Board of Directors (15), directors elected by the holders of the common stock would have a controlling majority of the Board and would be able to take any action approved by them notwithstanding any objection by the directors elected by the holders of the Series A Preferred Stock.

If we are unable to redeem the Series A Preferred Stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series A Preferred Stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $4.5 million annually) to 9.0% per annum (approximately $8.0 million annually). See “Description of Series A Preferred Stock—Redemption and Repurchases.” Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

Risks Related to Our Common Stock

Our common stock is not insured and you could lose the value of your entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss by the government.

Our management and significant shareholders control a substantial percentage of our stock and therefore have the ability to exercise substantial control over our affairs.

As of December 31, 2008, our directors and executive officers beneficially owned approximately 9.0 million shares, or approximately 38.3% of our outstanding common stock, including options to purchase approximately 1.5 million shares, in the aggregate, of our common stock at exercise prices ranging from $4.51 to$16.10 per share and exercisable within 60 days of December 31, 2008. Because of the large percentage of stock held by our directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of our shareholders.

We may issue additional shares of common or preferred stock, which may dilute the ownership and voting power of our shareholders and the book value of our common stock.

We are currently authorized to issue up to 50,000,000 shares of common stock of which 21,930,798 shares were outstanding as of December 31, 2008 and up to 1,000,000 shares of preferred stock of which no shares were outstanding as of December 31, 2008 and 89,310 shares are outstanding as of the date hereof. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares and to establish the terms of any series of preferred stock. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of other stockholders. In addition, a total of 3,054,121 shares of common stock are reserved for issuance under our stock-based incentive plans of which 2,620,924 shares of common stock are subject to options or grants of restricted stock units. As of December 31, 2008, options to purchase a total of 1,949,277 shares were exercisable and had exercise prices ranging from $4.51 to $18.36. Any such issuance will dilute the percentage ownership interest of shareholders and may further dilute the book value of our common stock.

Provisions of our Amended and Restated Certificate of Incorporation and the New Jersey Business Corporation Act could deter takeovers which are opposed by the Board of Directors.

Our Amended and Restated Certificate of Incorporation requires the approval of 80% of our outstanding shares for any merger or consolidation unless the transaction meets certain fair price criteria or the business combination has been approved or authorized by the Board of Directors. As a New Jersey corporation with a class of securities registered with the Securities and Exchange Commission, the Company is governed by certain provisions of the New Jersey Business Corporation Act that also restrict business combinations with stockholders owning 10% or more of Sun Bancorp’s outstanding shares (“interested stockholders”) for a period of five years after such interested stockholder achieves such status unless the business combination is approved by the Board of Directors prior to the stockholder becoming an interested stockholder. The New Jersey Shareholders’ Protection Act also restricts business combinations with an interested stockholder after the five-year period unless the transaction receives the approval of two-thirds of the shares outstanding, exclusive of the shares held by the interested stockholder or the transaction satisfies certain fair price requirements.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) January 9, 2012 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) pay a cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series A Preferred Stock or trust preferred securities. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors.

The Series A Preferred Stock impacts net income available to our common stockholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared and the accretion on discount on the Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Sun Bancorp. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately ____% of the shares of our common stock outstanding as of __________, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholders and we will not receive the proceeds from such sales.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

No shares of the Series A Preferred Stock or of any other class of preferred stock were outstanding during any of the periods shown below. Consequently, the ratio of earnings to fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges during all of the periods shown below. Our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the periods indicated is as follows:

Nine Months
	Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Excluding interest on deposits	2.95x	2.96x	2.87x	2.43x	2.81x	3.00x	2.38x

Including interest on deposits	1.24x	1.30x	1.28x	1.30x	3.00x	1.69x	1.51x

For the purpose of computing the ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of consolidated income from continuing operations before provision for income taxes and fixed charges, and combined fixed charges consist of interest expense, amortization of debt issuance costs, and the portion of rental expense deemed to represent interest.

DESCRIPTION OF SERIES A PREFERRED STOCK

This section summarizes specific terms and provisions of the Series A Preferred Stock. The description of the Series A Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the certificate of amendment to our Amended and Restated Certificate of Incorporation, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on January 9, 2009 and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 89,310 shares, par value $1.00 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock to Treasury on January 9, 2009 in connection with the TARP Capital Purchase Program for a purchase price of $89.3 million. Pursuant to the securities purchase agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued. See “Description of Depositary Shares.”

Dividends

Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from January 9, 2009 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our Board of Directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends.So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Sun Bancorp. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Sun Bancorp, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Sun Bancorp, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Sun Bancorp or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger nor consolidation of Sun Bancorp with another entity nor a sale, lease or exchange of all or substantially all of Sun Bancorp’s assets will constitute a liquidation, dissolution or winding up of the affairs of Sun Bancorp.

Redemptions and Repurchases

The Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $22,327,500 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by Sun Bancorp (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

The securities purchase agreement between us and Treasury provides that so long as Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by the Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by New Jersey law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Sun Bancorp will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of stockholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Under federal regulations, if the holders of the Series A Preferred Stock are or become entitled to vote for the election of directors, the Series A Preferred Stock may then be deemed a “class of voting securities” and a holder of 10% or more of the Series A Preferred Stock that is a company may then be subject to regulation as a savings and loan holding company. In addition, at such time as the Series A Preferred Stock is deemed a class of voting securities, (a) any bank holding company may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the Series A Preferred Stock.

In addition to any other vote or consent required by New Jersey law or by our Amended and Restated Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Amended and Restated Certificate of Incorporation or the Certificate of Amendment to the Amended and Restated Certificate of Incorporation which sets forth the terms of the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Sun Bancorp; or

•

amend our Amended and Restated Certificate of Incorporation or the Certificate of Amendment to the Amended and Restated Certificate of Incorporation which sets forth the terms of the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Sun Bancorp with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Sun Bancorp is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

DESCRIPTION OF DEPOSITARY SHARES

Pursuant to the securities purchase agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued. The Shares of Series A Preferred Stock would be held by a depositary (expected to be a bank or trust company) reasonably acceptable to Treasury. If we enter into such a depositary arrangement, the selling securityholders would be offering depositary shares, each representing a fraction of a share of Series A Preferred Stock, instead of actual whole shares of Series A Preferred Stock. The actual terms of any such depositary arrangement would be set forth in a deposit agreement to which we would be a party, which would be attached as an exhibit to a filing by us that would be incorporated by reference into this prospectus. See “Where You Can Find More Information.”

DESCRIPTION OF WARRANT

This section summarizes specific terms and provisions of the warrant we issued to Treasury on January 9, 2009 concurrent with our sale to Treasury of 89,310 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program. The description of the warrant contained in this section is qualified in its entirety by the actual terms of the warrant, a copy of which was attached as Exhibit 4.2 to our Current Report on Form 8-K filed on January 9, 2009, and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

The warrant gives the holder the right to initially purchase up to 1,543,376 shares of our common stock at an exercise price of $8.68 per share. Subject to the limitations on exercise to which Treasury is subject described under “—Transferability,” the warrant is immediately exercisable and expires on January 9, 2019. The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Possible Reduction in Number of Shares

If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings (as defined under “Description of Series A Preferred Stock-Redemption and Repurchases”) prior to December 31, 2009 resulting in aggregate gross proceeds of at least $89.3 million (plus the aggregate liquidation preference amount of any preferred stock issued to Treasury by a successor to us), the number of shares of common stock underlying the warrant then held by Treasury will be reduced by 50%. The number of shares subject to the warrant are subject to further adjustment as described below under “—Other Adjustments.”

Transferability

The warrant is not subject to any restrictions on transfer; however, Treasury may only transfer or exercise the warrant with respect to one-half of the shares underlying the warrant prior to the earlier of (i) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $89.3 million (plus the aggregate liquidation preference amount of any preferred stock issued to Treasury by a successor to us) from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (ii) December 31, 2009.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant. This does not apply to any other person who acquires any portion of the warrant, or the shares of common stock underlying the warrant, from Treasury.

Other Adjustments

The exercise price of the warrant and the number of shares underlying the warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (i) the date on which Treasury no longer holds any portion of the warrant and (ii) January 9, 2012, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	A pro rata repurchase by us of our common stock; or

•

a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the Board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the warrantholder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Stockholders

The warrant does not entitle its holder to any of the rights of a stockholder of Sun Bancorp prior to exercise.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:

•	50,000,000 shares of common stock, par value $1.00 per share; and

•	1,000,000 shares of preferred stock, par value $1.00 per share.

As of _____________, 2009, there were ______________ shares of our common stock issued and outstanding and 89,310 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock.

In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and bylaws and to applicable New Jersey law.

Common Stock

General. Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the Series A Preferred Stock and any other series of our preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury. The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 12, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series A Preferred Stock or trust preferred securities.

Preferred Stock

Our charter permits our Board of Directors to authorize the issuance of up to 1,000,000 shares of preferred stock, par value $1.00, in one or more series, without stockholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series. Therefore, without approval of the holders of our common stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock (see “Description of Series A Preferred Stock—Voting Rights”) or by the rules of the Nasdaq Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and the Series A Preferred Stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects – Authorized Shares.”

For a description of the terms of the Series A Preferred Stock, see “Description of Series A Preferred Stock.”

Anti-takeover Effects

The provisions of our Amended and Restated Certificate of Incorporation and Bylaws summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. Our Amended and Restated Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Special Meetings of Stockholders. Our Amended and Restated Certificate of Incorporation provide special meetings of stockholders may be called by our Board of Directors by vote of a majority of the directors then in office, unless otherwise required by law.

Action by Stockholders Without A Meeting. Our bylaws provide that no action may be taken by stockholders without a meeting without the written consent of every stockholder entitled to vote on the matter.

Business Combinations With Certain Persons. Our Amended and Restated Certificate of Incorporation and the New Jersey Shareholder Protection Act limit our ability to enter into business combination transactions with any interested shareholder for five years following the interested shareholder’s stock acquisition date, unless the board of directors approves the business combination prior to the interested shareholder’s stock acquisition date.

An interested shareholder includes:

•	a beneficial owner, directly or indirectly, of 10% or more of our outstanding voting stock;

•

an affiliate or associate of Sun Bancorp who, at any time within the five years prior to the date in question was a beneficial owner, directly or indirectly, of 10% or more of the outstanding voting stock; or

•

an assignee of, or a person who has succeeded to, any shares of voting stock which within the two years prior to the date in question were beneficially owned by any interested shareholder, if the assignment or succession occurred in a transaction not involving a public offering.

In addition, we may not enter into a business combination with an interested shareholder at any time, unless one of the following three conditions is met:

•

the board of directors approves the business combination prior to the interested shareholder’s stock acquisition date and the shareholders thereafter approve the transaction in accordance with applicable law;

•	the business combination is approved by the affirmative vote of the holders of at least 80% of the outstanding voting stock; or

•

the common shareholders and any preferred shareholders receive a fair price in cash as determined by the amended and restated certificate of incorporation and, prior to the business combination completion date, the interested shareholder has not become a beneficial owner of any additional shares of stock of the corporation except through the limited circumstances provided in the amended and restated certificate of incorporation.

These provisions of our Amended and Restated Certificate of Incorporation and the New Jersey Shareholder Protection Act and the significant voting control held by our officers and directors could discourage potential takeover attempts.

Amendment of Charter and Bylaws. Our Amended and Restated Certificate of Incorporation generally may be amended upon approval by the Board of Directors and the holders of a majority of the outstanding shares of our common stock. The amendment of certain provisions of our Amended and Restated Certificate of Incorporation, however, requires the vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. These include provisions relating to: the number, classification and election of directors; preemptive rights; limitation of liability; approval of certain business combinations; shareholder meetings and nominations; and amendments to the Amended and Restated Certificate of Incorporation and Bylaws.

Our bylaws may be amended either by the Board of Directors, by a vote of a majority of the whole Board, or by our stockholders, by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions. Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, not less than 60 days or more than 90 days before the anniversary date of the preceding year’s annual meeting.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

SELLING SECURITYHOLDERS

The selling securityholders may include (i) Treasury, which acquired all of the shares of Series A Preferred Stock and the warrant from us on January 9, 2009 in a private placement exempt from the registration requirements of the Securities Act of 1933, and (ii) any other person or persons holding shares of Series A Preferred Stock or depositary shares evidencing fractional interests in shares of Series A Preferred Stock, any portion of the warrant and any shares of our common stock issued upon exercise of the warrant, to whom Treasury has transferred its registration rights under the terms of the securities purchase agreement between us and Treasury. Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned. As of the date of this prospectus, Treasury has not notified us of any such transfer. Accordingly, we believe that Treasury currently holds record and beneficial ownership of 100% of the outstanding shares of the Series A Preferred Stock and the entire amount of the warrant (none of which has been exercised) covered by this prospectus.

The securities to be offered under this prospectus for the account of the selling securityholders are:

•

89,310 shares of Series A Preferred Stock, representing 100% of the shares of Series A Preferred Stock outstanding on the date of this prospectus, or, in the event Treasury requests that we deposit the shares of Series A Preferred Stock with a depositary in accordance with the securities purchase agreement between us and Treasury, depositary shares evidencing fractional share interests in such shares of Series A Preferred Stock;

•	a ten-year warrant to purchase 1,543,376 shares of our common stock at an exercise price of $8.68 per share, subject to adjustment as described under “Description of Warrant”; and

•

the 1,543,376 shares of our common stock issuable upon exercise of the warrant (subject to adjustment as described under “Description of Warrant”), which shares, if issued, would represent ownership of approximately ____% of the shares of our common stock outstanding as of __________, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because, to our knowledge, no sale of any of the securities is currently subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

The only potential selling securityholder whose identity we are currently aware of is Treasury. Other than with respect to Treasury’s acquisition of the Series A Preferred Stock and warrant from us, Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling securityholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell securities under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent will be in amounts to be negotiated, which are not expected to be in excess of those customary in the types of transactions involved.

In connection with sales of securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission, the selling securityholders may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such shares. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending, if necessary, the identification of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) any other facts material to the transaction.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

Under the securities laws of some states, the securities covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.

If a selling securityholder uses this prospectus for any sale of securities, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended. The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to such securities. All of the foregoing may affect the marketability of the securities covered by this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Pursuant to the securities purchase agreement between us and Treasury, we will pay substantially all expenses of the registration of the securities covered by this prospectus, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the securities purchase agreement between us and Treasury, or the selling securityholders will be entitled to contribution. We have agreed under the securities purchase agreement between us and Treasury to cause such of our directors and senior executive officers to execute customary lock-up agreements in such form and for such time period up to 90 days as may be requested by a managing underwriter with respect to an underwritten offering of securities covered by this prospectus.

We do not intend to apply for listing of the Series A Preferred Stock on any securities exchange or for inclusion of the Series A Preferred Stock in any automated quotation system unless we are requested to do so by Treasury. No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Stock.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Sun Bancorp, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Sun Bancorp, Inc.

89,310 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A,

Liquidation Preference $1,000 Per Share

(or Depositary Shares Evidencing Fractional Interests in Such Shares)

1,543,376 Shares of Common Stock and Warrant to Purchase Such Shares

PROSPECTUS

_______________, 2009

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part. Sun Bancorp, Inc. (the “Registrant”) will bear all of these expenses.

Registration fee under the Securities Act	$5,800
Legal fees and expenses*	$50,000
Accounting fees and expenses*	$20,000
Printing and other miscellaneous fees and expenses*	$10,000

Total	$85,800

*	Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification of Officers and Directors

The Registrant has authority under the New Jersey Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant’s Amended and Restated Certificate of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. In general, New Jersey law permits a New Jersey corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation’s request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

The provisions of the New Jersey Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under New Jersey law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director.

The Bylaws of the Registrant require indemnification of directors, officers and employees to the fullest extent permitted by New Jersey law.

Further, the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Amended and Restated Certificate of Incorporation.

Item 16.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation

3.2	Certificate of Amendment to the Registrant’s Amended and Restated Certificate of Incorporation Setting Forth the Terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A(1)

3.3	Bylaws(2)

4.1	Form of certificate evidencing the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A(1)

4.2	Warrant to purchase shares of the Registrant’s common stock dated January 9, 2009(1)

4.3	Letter Agreement (including Securities Purchase Agreement-Standard Terms attached as Exhibit A) dated January 9, 2009 between the Registrant and the United States Department of the Treasury (1)

5.1	Opinion of Malizia Spidi & Fisch, PC

12.1	Statement of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Malizia Spidi & Fisch, PC. (contained in its opinion filed as Exhibit 5.1)

23.3	Consent of FinPro, Inc.

24.1	Power of attorney (contained in the signature page of the registration statement)

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed January 9, 2009.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed October 24, 2007.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)       To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)       That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)        Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)       Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)       That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)        Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)       Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)      Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)       That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vineland in the State of New Jersey, on the 6th day of February, 2009.

SUN BANCORP, INC.

By:	/s/ Thomas X. Geisel
Thomas X. Geisel
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Sun Bancorp, Inc., do hereby severally constitute and appoint Thomas X. Geisel and Dan A. Chila as our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which said Thomas X. Geisel and Dan A. Chila may deem necessary or advisable to enable Sun Bancorp, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with the Registration Statement on Form S-3 relating to the registrant, including specifically, but not limited to, power and authority to sign, for any of us in our names in the capacities indicated below, this Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Thomas X. Geisel and Dan A. Chila shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Bernard A. Brownl		/s/ Thomas X. Geisell
Bernard A. Brown Chairman of the Board		Thomas X. Geisel President, Chief Executive Officer and Director (Principal Executive Officer)
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Sidney R. Brown		/s/ Dan A. Chila
Sidney R. Brown		Dan A. Chila
Vice Chairman, Treasurer and Secretary		Executive Vice President and Chief Financial Officer
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Ike Brown		/s/ Jeffrey S. Brown
Ike Brown, Director		Jeffrey S. Brown, Director
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Douglas J. Heun
Peter Galetto, Jr., Director		Douglas J. Heun, Director
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Anne E. Koons		/s/ Alfonse M. Mattia
Anne E. Koons, Director		Alfonse M. Mattia, Director
Date:	February 6, 2009	Date:	February 6, 2009

s/ George A. Pruitt		/s/ Anthony Russo, III
George A. Pruitt, Director		Anthony Russo, III, Director
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Edward H. Salmon		/s/ JohnA. Fallone
Edward H. Salmon, Director		John A. Fallone, Director
Date:	February 6, 2009	Date:	February 6, 2009

/s/ Ana Bird		/s/ Eli Kramer
Anat Bird, Director		Eli Kramer, Director
Date:	February 6, 2009	Date:	February 6, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation

3.2	Certificate of Amendment to the Registrant’s Amended and Restated Certificate of Incorporation Setting Forth the Terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A(1)

3.3	Bylaws(2)

4.4	Form of certificate evidencing the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A(1)

4.5	Warrant to purchase shares of the Registrant’s common stock dated January 9, 2009(1)

4.6	Letter Agreement (including Securities Purchase Agreement Standard Terms attached as Exhibit A) dated January 9, 2009 between the Registrant and the United States Department of the Treasury(1)

5.1	Opinion of Malizia Spidi & Fisch, PC

12.1	Statement of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Malizia Spidi & Fisch, PC. (contained in its opinion filed as Exhibit 5.1)

23.3	Consent of FinPro, Inc.

24.1	Power of attorney (contained in the signature page of the registration statement)

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed January 9, 2009.
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed October 24, 2007.